UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38657

LAIX Inc.

(Exact name of registrant as specified in its charter)

Building C2, No. 1687 Changyang Road

Yangpu District, Shanghai 200090

People’s Republic of China

Telephone: +86-21-3511-7188

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, par value US$0.001 per share

American depositary shares, each representing fourteen Class A ordinary shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, LAIX Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LAIX Inc.
Date: October 13, 2022
	By:	/s/ Yi Wang
	Name:	Yi Wang
	Title:	Chairman of the Board of Directors and Chief Executive Officer